UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. __) (Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Next Generation Media Corp.
(Name of the Issuer)

Next Generation Media Corp. 7516 G Fullerton Road Springfield, Virginia 22153
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

652909 10 2
(Cusip Number of Class of Securities)

Darryl Reed Next Generation Media Corp. 7516 G Fullerton Road Springfield, Virginia 22153 Tel: (703) 644-0200
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copies to:

Robert J. Mottern, Esq.
Investment Law Group of Gillett, Mottern & Walker, LLP
1230 Peachtree Street, N.E.
Suite 2445
Atlanta, Georgia 30309
Tel: (404) 607-6933
Fax: (678) 840-2126

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$0.00	$0.00

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0
Form or Registration No.:  n/a
Filing Party:  n/a
Date Filed: n/a

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Next Generation Media Corp., a Nevada corporation (the “company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction and (2) Darryl Reed and Joel Sens.  This Transaction Statement relates to the purchase of certain fractional shares that resulted from a 1 for 1,000 reverse stock split on May 18, 2010.  We are sometimes referred to collectively as the “Filing Persons.”

The reverse split was effective May 18, 2010.  In lieu of issuing fractional shares resulting from the split, we will pay cash equal to $0.0185 per share (pre-split) to each shareholder that would have received less than one share as a result of the reverse split.  We rounded up all other fractional shares to the next whole number.  Our principal purpose in effecting a large reverse split was to eliminate many small shareholders to reduce future administrative costs.  The purchase price for the fractional shares is equal to the last trading price of the common stock as the date our board approved the reverse split.  The purchase price for each fractional share will be equivalent to $18.50 per share after adjusting for the 1 for 1,000 reverse split.

The Schedule includes a Transaction Statement which we propose to send to shareholders whose fractional shares are being purchased pursuant to the reverse split.  The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Transaction Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Transaction Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule are qualified in their entirety by the information contained in the Transaction Statement and the annexes thereto. As of the date hereof, the Transaction Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Transaction Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that we are “controlled” by any Filing Person, or that any Filing Person is our “affiliate” within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2. Subject Company Information

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Company Information”

Item 3. Identity and Background of Filing Persons

The subject company is Next Generation Media Corp., 7516 G Fullerton Road, Springfield, Virginia 22153, (703) 644-0200.

In addition to the subject company, Darryl Reed and Joel Sens are persons identified in Instruction C.  The address and phone number of Messrs. Reed and Sens is the same as the subject company.  Information required by Item 1003 of Regulation M-A as to Messrs. Reed and Sens is set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Identity and Background of Filing Persons”

Item 4. Terms of the Transaction

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Terms of the Transaction”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Past Contracts, Transactions, Negotiations and Agreements”

Item 6. Purposes of the Transaction and Plans or Proposals

The fractional shares acquired in the transaction will be held in treasury.

The only plans, proposals or negotiations regarding a transaction of the type described in Items 1006(b)(1) through (8) of Regulation M-A is the proposed acquisition of oil and gas mineral interests from Knox County.  The discussion of that transaction is incorporated by reference from Item 5 herein.  We plan to acquire other oil and gas properties in the future, but have not identified any specific properties to acquire as of this date.

Item 7. Purposes, Alternatives, Reasons and Effects

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Purposes, Alternatives, Reasons and Effects”

Item 8. Fairness of the Transaction

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Fairness of the Transaction”

Item 9. Reports, Opinions, Appraisals and Negotiations

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Reports, Opinions, Appraisals and Negotiations”

Item 10. Source and Amounts of Funds or Other Consideration

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Source and Amount of Funds or Other Consideration”

Item 11. Interest in Securities of the Subject Company

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Interest in Securities of the Subject Company

Item 12. The Solicitation or Recommendation

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Recommendation”

Item 13. Financial Statements

The financial statements required by Item 1010(a) of Regulation M-A are included in the Transaction Statement.  The pro forma financial information required by Item 1010(b) of Regulation M-A is not provided because the proposed transaction will have an immaterial effect on our assets, liabilities, shareholder’s equity and income (loss).

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Transaction Statement under the following captions is incorporated herein by reference:

“Persons/Assets, Retained, Employed, Compensated or Used”

Item 15. Additional Information

None.

Item 16. Exhibits

(a)(3)	Transaction Statement

(a)(5)	Cover letter and dissenter’s notice mailed on or about May 20, 2010

(b)(f)*	Statement re Appraisal Rights

●	Included in Exhibit (a)(3)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2010

NEXT GENERATION MEDIA CORP.

By:	/s/ Darryl Reed
	Name:	Darryl Reed
	Title:	Chief Executive Officer and Acting Chief Financial Officer

Dated: June 15, 2010